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June 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed May 5, 2022

File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 26, 2022 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 1 with the Commission on May 5, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 2 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Post Qualification Amendment on Form 1-A filed May 5, 2022

Manager Compensation, page 40

1. We note the statement that acquisition and management fees will be within a range of 5% to 10% or “currently expected to be 8%.” For series that are not new and where you already know the actual manager fees, please revise here and where appropriate, including the Master Series Table, to disclose the actual fees.

In response to the Staff’s comments, the Company has revised the Master Series Table in the Amended Offering Statement to include a cross reference to the applicable section of the Amended Offering Circular containing information about the Acquisition Fee and the Monthly Management Fee for each Open Series and New Series.

The Company notes that it currently discloses the final or expected Monthly Management Fee, as applicable, in the section entitled “Description of the Properties” of the Offering Statement, including the fact that it may change in the Manager’s discretion but will never be greater than 10%. The Company has revised the tables in the section entitled “Description of the Properties” to include a new column disclosing the final or expected Monthly Management Fee.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note your auditor refers to "each series of the Landa App 2 Series Group (“Series”)" within its report. Please have your auditor revise its report to specifically identify each series.

In response to the Staff’s comment, the Company has included an updated Report of Independent Registered Public Accounting Firm in the Amended Offering Statement.

Combined Financial Statements for Landa App 2 LLC , page F-3

3. We note you have presented financial statements for Landa App 2 LLC. Based on the footnotes to such financial statements, it appears that each of the eight underlying Series had activity during the period presented. Please tell us how you determined it was unnecessary to present separate financial statements for each underlying Series. In addition, please consider revising your footnotes to clearly disclose the inception date for each of the eight series. For reference, see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

In response to the Staff’s comment, the Company has amended the Financial Statements in the Amended Offering Statement to present its financial statements separately on both a combined basis and a combining basis for the year ended December 31, 2021. The Company also included a table in Note 1 to the Financial Statements disclosing the inception date for each of the eight Series.

The Company advises the Staff that inception date for each of the eight Series is included in the title of both the combined and combining financial statements.

Pro Forma Condensed Combined Balance Sheet, page F-40

4. It appears that the total combined column on page F-43 does not reflect the historical balances of Landa App 2 LLC as of December 31, 2021. Please advise or revise. Refer to Rule 8-05 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Financial Statements in the Amended Offering Statement to include a column reflecting the combined historical and pro-forma balances in the Condensed Combined Pro Forma Balance Sheet.

Combined Statement Of Certain Revenue And Expenses, page F-85

5. We note you have labeled the Combined Statement Of Certain Revenue And Expenses as unaudited in the table of contents for the financial statements. Please revise your filing to also label these financial statements as unaudited within the financial statements themselves. Further, please revise such financial statements to include footnotes, or tell us how you determined footnotes were unnecessary. Please refer to Rule 8-06 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Financial Statements in the Amended Offering Statement to include “unaudited” and accompanying footnotes to the Combined Statement of Certain Revenue and Expenses.

6. We note your disclosure on page 17 that the properties underlying each series were acquired by Landa Properties from third-party sellers and that such properties were owner-occupied. For each series, please tell us when Landa Properties acquired the property and when rental operations commenced at the property. Please also consider including such information within the footnotes to your Rule 8-06 financial statements.

Information regarding the acquisition date and lease commencement date for each of the Properties underlying the Series is set forth in the table below:

Series	Property	Property Acquisition Date(1)	Rental Operation Commencement Date(2)
Landa Series 2174 Scarbrough Road	2174 Scarbrough Road, Stone Mountain, GA 30088	June 15, 2021	April 19, 2021
Landa Series 153 Spring Valley Circle	153 Spring Valley Circle, Stockbridge, GA 30281	July 9, 2021	March 31, 2021
Landa Series 126 Wildwood Road	126 Wildwood Road, Stockbridge, GA 30281	August 5, 2021	March 31, 2021
Landa Series 137 Spring Valley Circle	137 Spring Valley Circle, Stockbridge, GA 30281	August 11, 2021	March 31, 2021
Landa Series 3192 Lake Monroe Road	3192 Lake Monroe Road, Douglasville, GA 30135	August 18, 2021	April 30, 2021
Landa Series 45 Robertford Drive	45 Robertford Drive, Covington, GA 30016	August 27, 2021	June 28, 2021
Landa Series 303 Kellys Walk	303 Kellys Walk, Locust Grove, GA 30248	September 21, 2021	August 31, 2021
Landa Series 4085 Springvale Way	4085 Springvale Way, McDonough, GA 30252	September 28, 2021	September 3, 2021
Landa Series 8337 Blackfoot Trail(3)	8337 Blackfoot Trail, Jonesboro, GA 30236	September 28, 2021	September 8, 2021
Landa Series 1662 Oak Forest Drive SE	1662 Oak Forest Drive SE, Conyers, GA 30013	June 15, 2021	February 16, 2022
Landa Series 189 Iris Court	189 Iris Court, Riverdale, GA 30274	July 9, 2021	October 21, 2021
Landa Series 363 Coral Circle	363 Coral Circle, McDonough, GA 30253	August 5, 2021	February 16, 2022
Landa Series 215 Clearview Circle	215 Clearview Circle, McDonough, GA 30253	August 11, 2021	October 21, 2021
Landa Series 201 Signet Court	201 Signet Court, Stockbridge, GA 30281	August 18, 2021	November 11, 2021
Landa Series 2530 Corner Stone Trail	2530 Corner Stone Trail, Decatur, GA 30034	August 27, 2021	January 14, 2022
Landa Series 7572 Somerton Drive	7572 Somerton Drive, Jacksonville, FL 32210	September 21, 2021	February 10, 2022
Landa Series 2875 Lorimier Terrace(3)	2875 Lorimier Terrace, Jacksonville, FL 32207	September 28, 2021	-
Landa Series 6323 Shetland Road	6323 Shetland Road, Jacksonville, FL 32277	September 28, 2021	February 9, 2022
Landa Series 5921 Norde Drive E	5921 Norde Drive E, Jacksonville, FL 32244	September 30, 2021	March 5, 2022
Landa Series 5938 Mount Zion Boulevard	5938 Mount Zion Boulevard, Ellenwood, GA 30294	September 30, 2021	November 11, 2021

Series	Property	Property Acquisition Date(1)	Rental Operation Commencement Date(2)
Landa Series 3360 Brookside Lane	3360 Brookside Lane, Jonesboro, GA 30236	October 7, 2021	January 20, 2022
Landa Series 5625 Windwood Road	5625 Windwood Road, Atlanta, GA 30349	October 18, 2021	February 18, 2022
Landa Series 1419 Hatchcover Circle	1419 Hatchcover Circle, Jonesboro, GA 30238	October 19, 2021	January 14, 2022
Landa Series 7552 Wheat Road	7552 Wheat Road, Jacksonville, FL 32244	October 21, 2021	February 20, 2022
Landa Series 8170 Cumberland Gap Trail(3)	8170 Cumberland Gap Trail, Jacksonville, FL 32244	October 22, 2021	-
Landa Series 9193 Welch Court	9193 Welch Court, Jonesboro, GA 30238	October 22, 2021	January 20, 2022
Landa Series 99 Creek Circle	99 Creek Circle, Stockbridge, GA 30281	October 25, 2021	January 14, 2022
Landa Series 2137 D Hickory Bend SE	2137 D Hickory Bend SE, Conyers, GA 30013	October 27, 2021	December 25, 2021
Landa Series 4126 Oriely Drive W (3)	4126 Oriely Drive W, Jacksonville, FL 32210	February 11, 2022	-
Landa Series 2962 Hunt Street(3)	2962 Hunt Street, Jacksonville, FL 32254	February 17, 2022	-
Landa Series 5066 Greenway Drive(3)	5066 Greenway Drive, Jacksonville, FL 32244	February 17, 2022	-
Landa Series 7848 Dalehurst Drive S(3)	7848 Dalehurst Drive S, Jacksonville, FL 32277	February 24, 2022	-
Landa Series 2231 Lake Forest Avenue (3)	2231 Lake Forest Avenue, Spring Hill, FL 34609	February 28, 2022	-
Landa Series 235 Celery Avenue N (3)	235 Celery Avenue N, Jacksonville, FL 32220	March 17, 2022	-
Landa Series 3390 Jacqueline Drive (3)	3390 Jacqueline Drive, Jacksonville, FL 32277	March 24, 2022	-
Landa Series 580 Dorothy Street (3)	580 Dorothy Street, Bartow, FL 33830	April 5, 2022	-
Landa Series 8152 Arble Drive(3)	8152 Arble Drive, Jacksonville, FL 32211	March 31, 2022	-
Landa Series 28 E Hammon Drive (3)	28 E Hammon Drive, Apopka, FL 32703	April 8, 2022	-
Landa Series 6716 Mopsy Lane (3)	6716 Mopsy Lane, Jacksonville, FL 32210	April 7, 2022	-
Landa Series 1434 Shirley Drive (3)	1434 Shirley Drive, Lakeland, FL 33810	March 31, 2022	-

Series	Property	Property Acquisition Date(1)	Rental Operation Commencement Date(2)
Landa Series 3760 Michigan Avenue (3)	3760 Michigan Avenue, Mount Dora, FL 32757	April 1, 2022	-
Landa Series 8990 Doris Lane (3)	8990 Doris Lane, Jacksonville, FL 32220	April 14, 2022	-
Landa Series 1096 Vincent Drive (3)	1096 Vincent Drive, Mount Dora, FL 32757	April 14, 2022	-
Landa Series 301 Woodstream Drive (3)	301 Woodstream Drive, Gastonia, NC, 28056	May 6, 2022	-
Landa Series 1120 9th Court (3)	1120 9th Court, Pleasant Grove, AL 35127	May 2, 2022	-
Landa Series 808 Home Trail (3)	808 Home Trail, Gastonia, NC, 28052	May 13, 2022	-
Landa Series 179 Poplar Springs Drive (3)	179 Poplar Springs Drive, Mulga, AL 35118	May 4, 2022	-
Landa Series 4464 Willow Street (3)	4464 Willow Street, Gardendale, AL 35071	May 10, 2022	-
Landa Series 7817 3rd Street South (3)	7817 3rd Avenue S, Birmingham, AL 35206	May 9, 2022	-
Landa Series 1713 Alfen Street (3)	1713 Alfen Street, Jacksonville, FL 32254	May 12, 2022	-
Landa Series 1744 Mountain Drive (3)	1744 Mountain Drive, Tarrant, AL 35217	May 3, 2022	-
Landa Series 6820 66th Street South (3)	6820 66th Street S, Birmingham, AL 35212	May 17, 2022	-
Landa Series 650 Willow Bend Lane (3)	650 Willow Bend Ln, Bessemer, AL 35023	May 19, 2022	-
Landa Series 113 Hughes Avenue(3)	113 Hughes Avenue, Sanford, FL 32771	May 20, 2022	-
Landa Series 5844 Willow Crest Drive(3)	5844 Willow Crest Drive, Pinson, AL 35126	May 9, 2022	-
Landa Series 1625 W Mcfarland Avenue(3)	1625 W McFarland Avenue, Gastonia, NC, 28054	May 9, 2022	-
Landa Series 913 2nd Street(3)	913 2nd Street, Kings Mountain, NC, 28086	May 10, 2022	-
Landa Series 200 15th Court Northwest (3)	200 15th Court NW, Center Point, AL 35215	May 6, 2022	-
Landa Series 503 8th Street South (3)	503 8th Street S, Bessemer, AL 35020	February 11, 2022	-
Landa Series 503 East Robinson Street (3)	503 E Robinson Street, Dallas, NC 28034	February 17, 2022	-
Landa Series 4037 Stone Drive (3)	4037 Stone Drive, Bessemer, AL 35022	February 19, 2022	-
Landa Series 4601 Sylvaner Lane (3)	4601 Sylvaner Lane, Birmingham, AL 35244	February 19, 2022	-
Landa Series 8048 Old Plank Road (3)	8048 Old Plank Road, Jacksonville, FL 32220	February 26, 2022	-

(1)	The date in which Landa Properties, LLC (“Landa Properties”), our affiliate and wholly-owned subsidiary of Landa Holdings, Inc., or Manager, acquired this owner-occupied Property from a third-party seller.
(2)	The date Landa Properties commenced rental operations for this Property.
(3)	This Property is vacant and has not commenced any rental operations.

The Company has revised the Financial Statements in the Amended Offering Statement to include the information provided in the table above.

General

7. We note discussion of the Secondary Trading Platform on page 7 and elsewhere. We also note images on your website identifying individual Series and prices suggesting a trading market. For example, the website depicts Series Port Royal Court, which had a price of $2.81 per share in Landa App's Offering Statement, with a price of $7.92 and an arrow suggesting $7.92 is an increase from some prior period. Please advise us whether your website information reflects North Capital's trading platform. If so, advise us how you determined which Series and prices to publish, how often you update them, and what accompanying information to provide. If Series have secondary trading, how can investors obtain the most recent prices, historical trading, and the extent to which some Series have no trading or prices that have declined? Revise Item 1 of Part 1 to reflect the trading center or quotation medium, if any.

The Company advises the Staff that the information on www.landa.app (the “Website”) reflects the prices per share for each Series of the Company (as well as Landa App LLC) that currently (i) have an ongoing primary offering or (ii) are open for trading on the Secondary Trading Platform.

●	For Series that still have an ongoing primary offering, the price per share disclosed on the Website represents the initial price per share for each such Series’ offering and is consistent with the price per share disclosed in the Company’s qualified Offering Circular (“Primary Share Prices”).

●	For Series’ shares that are currently open for trading on the Secondary Platform, the price per share (“Secondary Share Prices” and together with the Primary Share Prices, the “Share Prices”) disclosed on the Website reflect the current price per share on the Secondary Trading Platform. The Secondary Share Prices are calculated by taking the average of the ten percent (10%) of the lowest priced shares available for resale. The Secondary Share Prices for each Series’ are updated on the Website and the Landa Mobile App on a real-time basis. Currently, Investors may access information regarding a Series’ Secondary Share Price, together with the current and historical price information, trading volume, and trading history, by navigating to the applicable Property page on the Landa Mobile App.

As applied to the example cited by the Staff’s comment, this means that because the shares of Landa Series 10167 Port Royal Court is now trading on the Secondary Trading Platform, the Website shows the higher Secondary Share Price (as calculated in accordance with the formulation above). If the shares of Port Royal Court were not yet on the Secondary Trading Platform, the price per share shown would be the Primary Share Price (i.e. the original offering price).

Currently, all Series’ offerings are being conducted exclusively on the Landa Mobile App. Investors can obtain information about a Property and the underlying Series by navigating to the applicable Property page on the Landa Mobile App. The Company is in the process of updating its Website to include similar information about each Property and its underlying Series. Each of the arrow icons included next to each Series on the Website (including the arrow icon next to Landa Series 10167 Port Royal Court) are not intended to demonstrate a change in a Series’ share price. Instead, they are a design element (as they are utilized with both Series conducting primary offerings and Series that are open for trading on the Secondary Trading Platform) and are expected to serve as hyperlinks to the applicable Series’ Property page once the Company has completed updating its Website. The Company will remove the arrows from the Website and will include additional disclosure clarifying the offering status of each Series as either “Open” or “Trading”.

The Company has also revised Item 1 of Part 1 of the Amended Offering Statement to include reference to the Public Private Execution Network Alternative Trading System.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Yishai Cohen, Chief Executive Officer

Landa Holdings, Inc.

Matthew Schoenfeld, Esq.

Farnell Morisset, Esq.

Goodwin Procter LLP